Exhibit 99.n.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” and to the inclusion of our report dated October 14, 2015 with respect to the consolidated statements of operations, cash flows and changes in net assets of MVC Capital, Inc. for the year ended October 31, 2014, and the consolidated selected per share data and ratios for each of the three years in the period ended October 31, 2014, included in the Pre-Effective Amendment No. 1 to the Registration Statements on Form N-2 (Registration No. 333-219377).

/s/ Ernst & Young LLP

New York, New York

September 22, 2017